Filed Pursuant to Rule 433 Registration Statement No. 333-275853 December 6, 2023

Final Term Sheet

€600,000,000 3.375% Notes due 2028

Issuer:	Stryker Corporation

Security Type:	3.375% Notes due 2028

Principal Amount:	€600,000,000

Maturity Date:	December 11, 2028

Interest Payment Dates:	Each December 11, commencing December 11, 2024

Day Count Convention:	Actual/Actual (ICMA)

Coupon (Interest Rate):	3.375% per annum

Benchmark German Government Security:	OBL 2.400% due October 19, 2028

Benchmark German Government Security Price/Yield:	€101.070; 2.162%

Spread to Benchmark German Government Security:	+121.3 bps

Yield to Maturity:	3.375%

Mid-Swap Yield:	2.675%

Spread to Mid-Swap Yield:	+70 bps

Price to Public:	100%

Optional Redemption Provisions:

Make-Whole Call:	Prior to September 11, 2028, Comparable Government Bond Rate + 20 bps

Par Call:	On or after September 11, 2028, at par

CUSIP/ISIN:	863667 BD2 / XS2732952838

Common Code:	273295283

Expected Ratings* (Moody’s/S&P)	Baa1/BBB+

Trade Date:	December 6, 2023

Settlement Date**:	December 11, 2023 (T+3)

Joint Book-Running Managers:	Barclays Bank PLC Goldman Sachs & Co. LLC Mizuho International plc Wells Fargo Securities International Limited

Senior Co-Managers:	Deutsche Bank AG, London Branch HSBC Bank plc

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about December 11, 2023, which is the third U.S. business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

MiFID II and UK MiFIR – professionals/ECPs-only /No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. This term sheet and any other document or materials relating to the issue of the Notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the Notes or any of their contents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho International plc at +44-20-7248-3920 or Wells Fargo Securities International Limited at +44-20-3942-8537.